August 14, 2012

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	X-Factor Communications Holdings, Inc. Amendment No. 1 to Form 8-K Filed July 2, 2012 File No. 000-54341

Dear Ms. Jacobs:

This letter is in response to the comments contained in the Staff’s letter to X-Factor Communications Holdings, Inc. (the “Company”), dated July 24, 2012 (the “Comment Letter”), concerning the Amendment No. 1 to Form 8-K filed by the Company with the Securities and Exchange Commission on July 2, 2012 (the “First Amendment”). We have filed a second amendment (the “Second Amendment”) to the Company’s Form 8-K concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment.

On behalf of the Company, the following are our responses to the Staff’s comments:

Pro Forma Consolidated Financial Statements

Note 3. Pro Forma Assumptions and Adjustments, page F-57

1.
We note your revised assumption (c) in Note 3 on page F-57 in response to prior comment 8.  Please tell us the composition of the $700,000 of “payment of costs incurred in the Reverse Merger and outstanding liabilities,” and describe how and why this differs from the $275,000 of estimated professional fees related to the reverse merger disclosed in assumption (g).  Explain how this adjustment is directly attributable to the reverse merger and offering transaction and is factually supportable.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

The $700,000 of costs described in the First Amendment referred to approximately $100,000 in professional fees and expenses incurred in connection with the Offering, approximately $275,000 in professional fees and expenses incurred in connection with the Reverse Merger and approximately $325,000 in other general corporate purposes and expenses.  Though the Company has revised its pro-forma disclosures to clarify the category of the costs incurred and the Company's intention to pay such outstanding liabilities, it has also revised the pro-forma balance sheet to exclude the deduction of the payments of these liabilities.

2.
We note that you added pro forma adjustments to the pro forma statements of operations for professional fees related to the merger.  As such costs would not be expected to have a continuing impact, it appears that merger-related and offering transaction costs should be excluded from the pro forma statements of operations.  For the same reason, an adjustment to exclude historical professional fees related to the merger should also be included in the pro forma statements of operations.  Please revise or advise.  Refer to Rule 11-02(b)(6) of Regulation S-X.

Response:

In response to the Staff's comments, the Company has revised its pro-forma consolidated statements of operations to exclude all professional fees related to the merger and revised its disclosure.  Professional fees related to the offering have been charged to "Additional Paid in Capital" in the pro-forma balance sheet and are not reflected in the pro-forma consolidated statements of operations.

In connection with the Company’s responses to the above comments, the Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to Kevin Friedmann, Esq. of Richardson & Patel LLP at 212-561-5559 or by email to kfriedmann@richardsonpatel.com.

Sincerely,

X-FACTOR COMMUNICATIONS HOLDINGS, INC.

By:	/s/ Charles Saracino
Charles Saracino
Chief Executive Officer